[Goodwin Procter Letterhead]

                      April 9, 2009

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

Attention: Jeffrey P. Riedler

  Re:
  Helicos BioSciences Corporation
  Registration Statement on Form S-3
  Filed January 22, 2009
  Amendment No. 1 to Registration Statement on Form S-3
  Filed February 13, 2009
  File No. 333-156885

Ladies and Gentlemen:

        This letter is being furnished on behalf of Helicos BioSciences Corporation (the "Company") in response to comments contained in the letter dated February 23, 2009 (the "Letter") from Jeffrey P. Riedler of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to Ronald A. Lowy, Chief Executive Officer of the Company, with respect to the Company's Registration Statement on Form S-3 (File No. 333-156885) that was filed with the Commission on January 22, 2009, as amended by Amendment No.1 to the Registration Statement that was filed with the Commission on February 13, 2009 (as amended, the "Registration Statement"). The Company is concurrently filing Amendment No. 2 to the Company's Registration Statement ("Amendment No. 2"), including the prospectus contained therein, which includes changes that principally reflect responses to the Staff's comments.

        The Company acknowledges that the information required by Part III of Form 10-K must be filed as part of a Form 10-K/A or incorporated by reference from the information contained in the Company's definitive proxy statement for the 2009 annual meeting of stockholders prior to the Registration Statement being declared effective by the Commission.

        The responses and supplementary information set forth below have been organized in the same manner in which the Commission's comments were organized, and, unless otherwise indicated, all page references in the Company's response are to Amendment No. 2 as marked. Copies of this letter are being sent under separate cover to Sebastian Gomez Abero of the Commission.

        For reference purposes, the text of the Letter has been reproduced herein with responses below each numbered comment. The Company has authorized this firm to respond to the Letter as follows:

General

Comment No. 1

        We note your response to our prior comment 1 relating to the treatment of your transaction as a primary offering. We are unable to concur with your analysis as to why the transaction should be treated as a secondary offering. Given that the Atlas entities, the Flagship entities, the Highland entities and the Versant entities have representatives in the Board of Directors, that Vision has the right to designate one observer to attend all meetings of the Board of Directors, that the selling stockholders have held the shares for a short period of time, and that the selling stockholders are offering a large amount of shares as compared to the total number of shares outstanding held by non-affiliates, the transaction appears to be a primary offering. Since you are not eligible to conduct an offering on a delayed and continuous basis under Rule 415(a)(1)(x), you must register the transaction on a form you are eligible to use to register the transaction as a primary offering, identify the selling shareholders as underwriters and include a price at which the underwriters will sell the securities.

Response to Comment No. 1

        The Company has reduced the number of shares of common stock proposed to be registered for resale under the Registration Statement from 68,406,202 shares to 9,614,585 shares. This revised share number represents a reduction of approximately 85% of the number of shares initially proposed to be registered for resale under the Registration Statement and will effect each selling stockholder on a pro rata basis.

        The 9,614,585 shares of common stock proposed to be registered for resale under the Registration Statement represents (i) approximately 45% of the total number of outstanding shares immediately prior to the December 2008 PIPE transaction, (ii) approximately 100% of the total number of outstanding shares held by non-affiliates immediately prior to the December 2008 PIPE transaction, (iii) approximately 15% of the total number of shares currently outstanding and (iv) approximately 52% of the total number of shares currently outstanding held by non-affiliates.

        There was a total of 21,054,413 shares outstanding immediately prior to the December 2008 PIPE transaction, of which 11,439,828 shares were held by affiliates. For purposes of this calculation, the following were deemed to be "affiliates" at the time of the December 2008 PIPE transaction: (i) the Flagship Ventures entities (3,329,019 shares (15.8%) and a board seat); (ii) the Atlas Ventures entities (2,987,766 shares (14.2%) and a board seat); (iii) the Highland Capital entities (2,987,771 shares (14.2%) and a board seat); and (iv) the Versant Ventures entities (2,135,272 shares (10.1%) and a board seat). Although the MPM Capital entities held 2,987,769 shares (14.2%) immediately prior to the December 2008 PIPE transaction, the MPM Capital entities did not have a board seat as of May 2008 and were passive holders, as evidenced by their decision not to participate in the December 2008 PIPE transaction which resulted in a reduction of their ownership from 14.2% to approximately 4.6% post-closing.

        Based on the significantly reduced number of shares proposed to be registered for resale under the Registration Statement, together with the reasons set forth above and in our letter to the Commission dated February 13, 2009, we believe that the offering by the selling stockholders pursuant to the Registration Statement is a true secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i) and that the Company should be permitted to proceed with the registration of 9,614,585 shares on a secondary basis.

        The Registration Statement has been revised to reflect the changes discussed above in response to the Staff's comment.

Selling Stockholders, page 20

Comment No. 2

        We note your response to our prior comment 2 and the related changes to the selling stockholders table. It appears that Stephens is offering shares that it does not own prior to the offering since the maximum number of shares being offered is greater than the number of shares owned prior to the offering. Please revise your disclosure to clarify.

Response to Comment No. 2

        The prospectus contained in Amendment No. 2 has been revised on page 22 in response to the Staff's comment.

*        *        *

        If you require additional information, please telephone the undersigned at (617) 570-1865 or Thomas Levato at (212) 459-7256.

Sincerely,
/s/ JAMES A. MATARESE James A. Matarese
cc:
Ronald A. Lowy
    Helicos BioSciences Corporation
Mark C. Solakian
    Helicos BioSciences Corporation
Stuart M. Cable
    Goodwin Procter LLP